February 7, 2005

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Kyle Moffatt

        Kathryn Jacobson

Re:	Dolby Laboratories, Inc.
Amendment No. 4 to Registration Statement on Form S-1
File No. 333-120614

Ladies and Gentlemen:

On behalf of Dolby Laboratories, Inc. (the “Company”), we respectfully submit this letter in response to a comment from the Staff of the Securities and Exchange Commission received telephonically on Thursday, February 3, 2004 relating to the Company’s Registration Statement on Form S-1 (File No. 333-120614), originally filed with the Commission on November 19, 2004 and as amended on December 30, 2004, January 19, 2005 and January 31, 2005.

The Company is planning on filing via EDGAR Amendment No. 4 to the Registration Statement later this week to reflect changes to the Registration Statement made in response to the Staff’s comment. For the convenience of the Staff, we are providing supplementally to the Staff marked copies of the changed pages related to the Company’s response to the Staff’s comment that will be included with the filing of Amendment No. 4 to the Registration Statement.

As discussed on the February 3, 2005 conference call with the Staff, the Company has revised the Company’s consolidated statements of cash flows on page F-6 to reclassify the $11.0 million payment in connection with an amended royalty agreement as an investing activity instead of as an operating activity. In conformance with this reclassification, the Company has also revised the disclosure regarding this $11.0 million payment and the total amounts discussed under the subheadings “Operating Activities” and “Investing Activities” in “Liquidity, Capital Resources and Financial Condition” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The Company has also revised Note 2 to the Notes to Consolidated Financial Statements to indicate that the $11.0 million payment is being amortized over a 10-year period.

The revised disclosure appears on pages 66, 67, F-6 and F-19 of Amendment No. 4.

As noted in the Registration Statement and discussed with the Staff on February 3, the $11.0 million payment has been recorded as an intangible asset on the Company’s consolidated balance sheet and is being amortized over the estimated useful life of the underlying intellectual property (i.e., ten years), with the amortization recorded as a cost of licensing. The Company decided to amortize the intangible asset over a 10-year period after examining the expiration schedule of the patents underlying the licensed technology and determining that the patent lives would likely exceed the usefulness of licensed technology. The patents will expire between 11 and 15 years after the date of the payment in the first quarter of fiscal 2005, and the Company believes that this period extends beyond the standard life cycle for the consumer electronics products that incorporate this licensed intellectual property. As a result, the Company determined to amortize the intangible asset over a 10-year period, which it believes represents the expected useful life of the licensed intellectual property. In addition, in accordance with APB 17, the Company determined that the straight-line method of amortization was appropriate as there was no other reliable method to determine the pattern in which the economic benefits would be used or consumed.

The Company also informs the Staff that after consulting with the national office of KPMG LLP, the Company’s independent accountants, the Company has concluded that this change is a reclassification within the Company’s consolidated statements of cash flows for the quarter ended December 31, 2005 and not a restatement.

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Please direct your questions or comments regarding this letter or Amendment No. 4 to the undersigned at (650) 320-4597 or to Herbert P. Fockler of this office at (650) 493-9300. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Mark Baudler

Mark Baudler

Enclosures

cc (w/encl.):	Bill Jasper
Marty Jaffe
Mark S. Anderson, Esq.
Janet Daly
Dolby Laboratories, Inc.

Larry W. Sonsini, Esq.
Thomas C. DeFilipps, Esq.
Herbert P. Fockler, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation

Barbara Carbone
Conor Moore
KPMG LLP

Paul C. Pringle, Esq.
Eric S. Haueter, Esq.
Sidley Austin Brown & Wood LLP